[Wisconsin Energy Corporation Letterhead]

October 3, 2014

VIA EDGAR SUBMISSION

Ms. Mara L. Ransom
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Wisconsin Energy Corporation
Registration Statement on Form S-4
Filed August 13, 2014
File No. 333-198096

Dear Ms. Ransom:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Wisconsin Energy Corporation (the “Registrant”) respectfully requests that the effective date of its Registration Statement on Form S-4 (File No. 333-198096) be accelerated by the Securities and Exchange Commission (the “Commission”) to October 6, 2014 at 10:00 a.m., Eastern Time, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

•                  should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Mara L. Ransom
Division of Corporation Finance
Securities and Exchange Commission
October 3, 2014

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to John Nelson at Skadden, Arps, Slate, Meagher & Flom LLP, at (312) 407-0607 and that such effectiveness also be confirmed in writing.

[Signature page follows]

Very truly yours,

/s/Susan H. Martin
Susan H. Martin
Executive Vice President,
General Counsel and
Corporate Secretary

cc:	Gale E. Klappa
Chairman of the Board and Chief Executive Officer
Wisconsin Energy Corporation

Susan S. Hassan
Skadden, Arps, Slate, Meagher & Flom LLP

[Signature page to WEC S-4 Effectiveness Request]